EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	HISTORICAL
	(Dollars in thousands, except ratios)
	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004
Earnings as Defined in Regulation S-K:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	36,606	(26,175)	(37,986)	8,699	42,044
Fixed charges	374	34,041	44,807	46,818	41,517
Interest capitalized	—	(250)	(810)	(685)	(668)
Preference security dividend requirements of consolidated subsidiaries	—	(2,226)	(3,184)	(2,970)	(1,191)

Earnings	36,980	5,390	2,827	51,862	81,702

Fixed Charges as Defined in Regulation S-K:
Interest expensed and capitalized	374	29,679	38,672	40,785	37,546
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	2,136	2,951	3,063	2,780
Preference security dividend requirements of consolidated subsidiaries	—	2,226	3,184	2,970	1,191

Total Fixed Charges	374	34,041	44,807	46,818	41,517

Ratio of Earnings to Fixed Charges	98.88	0.16	0.06	1.11	1.97

Deficiency	—	28,651	41,980	—	—